UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PERMIANVILLE ROYALTY TRUST

(Name of Issuer)

Trust Units

(Title of Class of Securities)

71425H 100

(CUSIP Number)

Eric Danner

Enduro Liquidating Trust

777 Main Street, Suite 600

Fort Worth, Texas 76102

(617) 875-6403

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71425H 100

1	Name of Reporting Person Enduro Resource Partners LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0 Trust Units

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0 Trust Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Trust Units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 71425H 100

1	Name of Reporting Person Enduro Resource Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0 Trust Units

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0 Trust Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Trust Units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 71425H 100

1	Name of Reporting Person R/C IV Enduro Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0 Trust Units

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0 Trust Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Trust Units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

CUSIP No. 71425H 100

1	Name of Reporting Person Riverstone/Carlyle Energy Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0 Trust Units

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0 Trust Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Trust Units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

CUSIP No. 71425H 100

1	Name of Reporting Person R/C Energy GP IV, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0 Trust Units

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0 Trust Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Trust Units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

Introduction.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2011 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on October 11, 2013 (“Amendment No. 1” and, together with the Original Schedule 13D, the “Schedule 13D”) relating to the trust units representing beneficial interests in Enduro Royalty Trust (n/k/a Permianville Royalty Trust), a Delaware statutory trust.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have meanings previously given to them on the Schedule 13D.

This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 1.                                 Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Schedule 13D (this “Schedule 13D”) related to the trust units representing beneficial interests (the “Trust Units”) in Permianville Royalty Trust (f/k/a Enduro Royalty Trust), a Delaware statutory trust (the “Issuer”), which has its principal executive offices at The Bank of New York Mellon Trust Company, N.A., Trustee, 601 Travis Street, 16th Floor, Houston, Texas.

Item 3.                                 Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

In connection with the closing of the transactions contemplated by the purchase and sale agreement (the “Purchase Agreement”), dated as of July 19, 2018, by and between Enduro Operating LLC, a wholly owned subsidiary of Enduro Partners (“Enduro Operating”), and COERT Holdings 1 LLC (“COERT Holdings”), for aggregate gross consideration of $35,750,000, before the effects of customary purchase price adjustments, Enduro Operating transferred, among other items, 8,600,000 Trust Units to Holdings (the “Unit Sale”). As a result, as of August 31, 2018, the Reporting Persons no longer may be deemed to beneficially own any Trust Units.

The foregoing descriptions of the Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement, which is filed as Exhibit 99.2 hereto, and are incorporated herein by reference.

Item 4.                                 Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

Item 3 above summarizes the Unit Sale and is incorporated herein by reference.

Item 5.                                 Interest in Securities of the Issuer.

Clauses (a) and (b) of Item 5 are amended and restated in their entirety as follows:

(a)-(b) (i)                        As of August 31, 2018, Enduro Partners no longer may be deemed to beneficially own any Trust Units.

(ii)          As of August 31, 2018, Enduro Holdings no longer may be deemed to beneficially own any Trust Units.

(iii)       As of August 31, 2018, R/C IV Enduro no longer may be deemed to beneficially own any Trust Units.

(iv)      As of August 31, 2018, Riverstone/Carlyle Energy no longer may be deemed to beneficially own any Trust Units.

(v)         As of August 31, 2018, R/C Energy GP no longer may be deemed to beneficially own any Trust Units.

(vi)      See Schedule A for the aggregate number and percentage of Trust Units beneficially owned by the Listed Persons.

(c)          Clause (c) is amended and supplemented by the following:

Item 3 above summarizes the Unit Sale and is incorporated herein by reference.

(e)          Clause (e) is amended and restated in its entirety as follows:

August 31, 2018.

ITEM 6.                        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

Item 3 above summarizes certain provisions of the Purchase Agreement and is incorporated herein by reference. A copy of the Purchase Agreement, is attached as Exhibit 99.2 to this Amendment No. 2, and is incorporated by reference herein.

ITEM 7.                        Materials to be Filed as Exhibits.

Exhibit Number	Description
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13D, filed by Enduro Resource Partners LLC on November 18, 2011).

99.2

Purchase and Sale Agreement, dated as of July 19, 2018, by and between Enduro Operating LLC and Coert Holdings 1 LLC (incorporated by reference to Exhibit 99.2 to Schedule 13D, filed by Permianville Holdings LLC and the Reporting Persons named therein on September 10, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 22, 2019	ENDURO RESOURCE PARTNERS LLC

	By:	Eric Danner, its liquidating trustee

/s/ Eric A. W. Danner
Eric A. W. Danner

ENDURO RESOURCE HOLDINGS LLC

	By:	Eric Danner, its liquidating trustee

/s/ Eric A. W. Danner
Eric A. W. Danner

R/C IV ENDURO HOLDINGS, L.P.

	By:	Riverstone/Carlyle Energy Partners IV, L.P., its sole general partner

	By:	R/C Energy GP IV, LLC, its sole general partner

	By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Authorized Person

RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P.

	By:	R/C Energy GP IV, LLC, its sole general partner

	By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Authorized Person

R/C ENERGY GP IV, LLC

	By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Authorized Person

SIGNATURE PAGE TO SCHEDULE 13D

SCHEDULE A

Listed Persons

As of February 22, 2019

Managing Committee and/or Executive Officers of R/C Energy GP

Pierre F. Lapeyre, Jr.

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, New York 10019

Principal Occupation: Founder and Senior Managing Director of Riverstone Holdings LLC (“Riverstone”)

Citizenship: USA

Amount Beneficially Owned: 0 Trust Units

David M. Leuschen

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, New York 10019

Principal Occupation: Founder and Senior Managing Director of Riverstone

Citizenship: USA

Amount Beneficially Owned: 0 Trust Units

James T. Hackett

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, New York 10019

Principal Occupation: Partner of Riverstone

Citizenship: USA

Amount Beneficially Owned: 0 Trust Units

N. John Lancaster, Jr.

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, New York 10019

Principal Occupation: Partner of Riverstone

Citizenship: USA

Amount Beneficially Owned: 0 Trust Units

Daniel A. D’Aniello

c/o The Carlyle Group

1001 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

Principal Occupation: Chairman Emeritus of The Carlyle Group

Citizenship: USA

Amount Beneficially Owned: 0 Trust Units

Edward J. Mathias

c/o The Carlyle Group

1001 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

Principal Occupation: Managing Director of The Carlyle Group

Citizenship: USA

Amount Beneficially Owned: 0 Trust Units

SCHEDULE A – 1